SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IDT CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class B Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

448947309

(CUSIP Number of Class of Securities)

Ira Greenstein

President

IDT Corporation

520 Broad Street

Newark, New Jersey 07102

(973) 438-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Joyce Mason, Esq.

General Counsel

IDT Corporation

520 Broad Street

Newark, New Jersey 07102

(973) 438-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$30,279,486	$3,240

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of options to purchase 15,139,743 shares of Class B common stock, par value $0.01 per share, of IDT Corporation at a purchase price of $2.00 per share underlying such options, for a total aggregate purchase price of $30,279,486. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 equals $107.00 per $1,000,000.00 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration Number: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by IDT Corporation, a Delaware corporation (“IDT”), to purchase from eligible optionees options to purchase shares of IDT’s Class B common stock, par value $0.01 per share, at a purchase price of $2.00 net per share underlying such options in cash without interest, on the terms and subject to the conditions specified in the Offer to Purchase dated February 1, 2006 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Election to Tender Form, a copy of which is attached hereto as Exhibit (a)(1)(ii) (which, together with the Offer to Purchase constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference in response to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)	The information set forth in the Offer to Purchase under the caption “The Offer – 9. Certain Information Concerning IDT” is incorporated herein by reference.

(b)	The class of securities to which this Schedule TO relates is the outstanding options to purchase shares of Class B common stock, par value $0.01 per share, of which 15,139,743 options were issued and outstanding and eligible to be tendered in the tender offer as of January 31, 2006.

(c)	The information set forth in the Offer to Purchase under the caption “The Offer – 7. Price Range of Class B Stock; Dividends” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	The information set forth in the Offer to Purchase under the caption “The Offer – 9. Certain Information Concerning IDT” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)	The information set forth in the Offer to Purchase under the captions “The Offer – 1. Option Purchase Price; Expiration Date,” “– 3. Procedures for Tendering Shares,” “– 4. Withdrawal Rights,” “– 5. Acceptance for Purchase of Options and Payment of Cash Amount,” and “– 13. Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	The information set forth in the Offer to Purchase under the caption “The Offer – 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) – (c)	The information set forth in the Offer to Purchase under the caption “The Offer – 2. Purpose of the Offer” is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d)	The information set forth in the Offer to Purchase under the caption “The Offer – 8. Source and Amount of Funds” is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE COMPANY.

The information set forth in the Offer to Purchase under the caption “The Offer – 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	None.

ITEM 10.	FINANCIAL STATEMENTS.

(a)	The financial statements of IDT are not material to the Offer.

(b)	The pro forma financial statements of IDT are not material to the Offer.

ITEM 11.	ADDITIONAL INFORMATION.

(a) – (b)	None.

ITEM 12.	EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated February 1, 2006.

(a)(1)(ii)	Election to Tender Form.

(a)(1)(iii)	Notice of Election to Withdraw Options from Offer to Purchase.

(a)(1)(iv)	Press Release issued by IDT Corporation, dated February 1, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

IDT CORPORATION

By:	/s/ Ira A. Greenstein
Name:	Ira A. Greenstein
Title:	President

Date: February 1, 2006

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)	Offer to Purchase, dated February 1, 2006.

(a)(1)(ii)	Election to Tender Form.

(a)(1)(iii)	Notice of Election to Withdraw Options from Offer to Purchase.

(a)(1)(iv)	Press Release issued by IDT Corporation, dated February 1, 2006.